USQ Core Real Estate Fund
235 Whitehorse Lane, Suite 200
Kennett Square, PA 19348

Quasar Distributors LLC
615 E. Michigan Street
Milwaukee, WI 53202

September 22, 2017

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C.  20549

Re:	USQ Core Real Estate Fund
Registration Nos. 333-217181; 811-23219
Request for Acceleration

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), the undersigned officers of USQ Core Real Estate Fund (the "Registrant") and its principal underwriter, Quasar Distributors LLC, respectfully request that the effectiveness of Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2 filed on September 20, 2017 (the "Amendment"), be accelerated to Wednesday, September 27, 2017, or as soon as practicable thereafter.

It is our understanding that Ms. Anu Dubey has discussed the possible acceleration of the Registration Statement with Ms. Nicole Simon of Stradley Ronon Stevens & Young, LLP.

Thank you for your prompt attention to the request for acceleration of the effective date of the Registration Statement. Please contact Nicole Simon at (215) 564-8001 if you have any questions or need further information.

Sincerely,

USQ CORE REAL ESTATE FUND	QUASAR DISTRIBUTORS LLC

/s/ S. Timothy Grugeon	/s/ James Schoenike
S. Timothy Grugeon	James Schoenike
Trustee, President and Chief Executive Officer	President

cc:	Anu Dubey
Nicole Simon
Prufesh R. Modhera

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